Strictly confidential. Property of Waldencast.Q1 2024 Earnings Presentation 1

Strictly confidential. Property of Waldencast. Michel Brousset Founder and CEO Manuel Manfredi Chief Financial Officer 2

Strictly confidential. Property of Waldencast. Disclaimer Cautionary Statement Regarding Forward-Looking Statements All statements in this presentation that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: statements regarding Waldencast’s outlook and guidance for Fiscal 2024, the Company’s ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; the Company’s long-term strategy and future operations or operating results; expectations with respect to the Company’s industry and the markets in which it operates; future product introductions; the Company’s ability to evidence compliance with all applicable requirements for continued listing on Nasdaq; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward- looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Skincare and Milk Makeup, (ii) the ability of the Company to file required financial results in a timely manner, (iii) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (iv) the potential for delisting, legal proceedings or government investigations or enforcement actions, including those relating to the subject of the Audit Committee of the Company’s Board of Directors’ review or inability to finalize financial results in a timely manner, (v) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any continuing or future defaults or events of default, (vi) volatility of Waldencast's securities due to a variety of factors, including Waldencast's inability to implement its business plans or meet or exceed its financial projections and changes, (vii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (viii) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (ix) any shifts in the preferences of consumers as to where and how they shop, and (x) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2023 20-F (File No. 01-40207), filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward- looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise. Non-GAAP Financial Measures In addition to the financial measures presented in this presentation in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends given the business combination ("Business Combination") of Waldencast with Obagi Global Holdings Limited ("Obagi Skincare") and Milk Makeup LLC ("Milk Makeup") on July 27, 2022 and certain other factors. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business. There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP. Please refer to the tables included in the Appendix for a reconciliation of these metrics to the most directly comparable GAAP financial measures. Comparable Net Revenue is defined as Net Revenue excluding sales related to the former Obagi Skincare China business, which was not acquired by Waldencast at the time of the Business Combination (the “Obagi China Business”) as was presented in previous earnings releases. The sales to the Obagi China business have a below market sales price for a defined period of time after the acquisition of Obagi Skincare. As a result of the acquisition, a below market contract liability was recognized and is amortized based on sales. This adjustment is shown in the Adjusted EBITDA reconciliation. Management believes that this non-GAAP measures provides perspective on how Waldencast’s management evaluates and monitors the performance of the business. See reconciliation to U.S. GAAP Net Revenue in the Appendix. Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include non-cash expenses, such as stock-based compensation, inventory fair value adjustments, the amortization of fair value of the related party liability to the Obagi China Business, change in fair value of financial instruments, loss on impairment of leases, and foreign currency transaction loss (gain); In addition adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the financial restatement of previously issued financial statements and the SEC investigation; (2) costs to recover and the value of the inventory recovered from the acquisition of the Vietnam distributor, and the associated discontinued product; (3) other non-recurring costs, primarily legal settlement costs and contract termination costs. The Adjusted EBITDA by Segment for each period is included in the Appendix. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. The Adjusted EBITDA Margin reconciliation by Segment for each period is included in the Appendix. Adjusted Gross Profit is defined as GAAP gross profit excluding the impact of inventory fair value adjustments, amortization of the supply agreement and formulation intangible assets, and the amortization of the fair value of the related party liability the Obagi China Business. The Adjusted Gross Profit reconciliation by Segment for each period is included in the Appendix. Adjusted Gross Margin is defined as Adjusted Gross Profit divided by GAAP Net Revenue. Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of March 31, 2024. 3

Our ambition is to build a global best-in-class beauty and wellness multi-brand platform by creating, acquiring, accelerating, and scaling the next generation of high-growth, purpose-driven brands 4

Strictly confidential. Property of Waldencast. We depart from high-growth categories in a growing market Source: Circana, U.S. Prestige Beauty Total Measured Market and OmniMarket Core Outlets, dollar sales January-December 2023 versus 2022 and January-March 2024 versus 2023. 5 +9% Prestige Beauty +14% Prestige Beauty 2023 Q1 2024 Prestige Makeup +5% Prestige Skincare +10%

With leading brands outperforming market growth

OBAGI® MEDICAL



x2
10%
Prestige Skincare[1]
Obagi Medical[2]

#1

Physician-Recommended Medical Skincare Brand[3]

Pigmentation. Fine Lines & Wrinkles. Sagging Skin.

80+

Patents on Products/Technology[4]

Milk MAKEUP



x4.4
5%
Prestige Makeup[1]
Milk Makeup[5]

#2

Clean Makeup Brand[6]

At Sephora US

#9

EMV Makeup Brand[7]

[1] Circana, U.S. Prestige Beauty Total Measured Market and OmniMarket Core Outlets, dollar sales January-March 2024 versus 2023.

[2] Comparable Net Revenue excludes $0.4M and $3.9M for Q1 2024 and Q1 2023, respectively of sales related to the Obagi China Business as well as related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare's products in China has remained under the ownership of Cedarwalk Skincare Limited, Obagi Skincare's former owners, who have entered into a licensing and distribution agreement with Waldencast. Q1 2024 US GAAP Net Revenue of $33.8M and Q1 2023 US GAAP Net Revenue of $31.6M.

[3] Independent Industry Sources, USA (2023) *Q - Which professional skin care brand are you most likely to recommend to your patients for at-home use for each skin condition? (N=262).

[4] Obagi Company Information.

[5] Net Revenue Q1 2024 versus Q1 2023.

[6] Sephora Management.

[7] CreatorIQ, Q1 2024.

6

Where we are headed… Where we are… Skin Color Hair Body Wellness Fragrance US APAC Europe LATAM Professional Specialty Online Food / Drug / Mass Prestige Masstige Mass Categories Geographies Channels Price Points Our destination is a multi-brand portfolio 7

Poised for long-term profitable growth House of brands built for scale and speed Pure-play in beauty Significant opportunity for accelerated long-term growth Diversified portfolio (category, channel, geography, price point) 8 Focused on sustained profitability World-class management teams with deep operating experience and expertise

Strictly confidential. Property of Waldencast. FY 2023 & Q1 2024 Combined Financial Profile ¹ Comparable Net Revenue excludes $5.6M sales related to the Obagi China Business as well as related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare’s products in China has remained under the ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with Waldencast. FY 2023 US GAAP Net Revenue of $218.1M. 2 Gross Profit of $141.6M adjusted for reconciling items, please refer to the Appendix page 51. 3 Adjusted Gross Margin is defined as Adjusted Gross Profit divided by US GAAP Net Revenue. 4 Net Loss of $106.0M adjusted for non-recurring add-backs, please refer to the Appendix page 50. 5 Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by US GAAP Net Revenue. 6 Comparable Net Revenue excludes $0.4M sales related to the Obagi China Business as well as related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare’s products in China has remained under the ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with Waldencast. Q1 2024 US GAAP Net Revenue of $68.3M. 7 Gross Profit of $49.6M adjusted for reconciling items, please refer to the Appendix page 58. 8 Net Loss of $3.9M adjusted for non-recurring add-backs, please refer to the Appendix page 54. 2023 Q1 2024 Comparable Net 1 $212.5m +15.3% Adjusted Gross Profit2 $150.4m 69.0%3 Adjusted EBITDA4 $24.4m 11.2%5 Comparable Net Revenue6 $67.9m +21.0% Adjusted Gross Profit7 $52.1m 76.3%3 $11.4m 16.6%5 Adjusted EBITDA8 9

Strictly confidential. Property of Waldencast. FY 2024 Outlook 1 Comparable Net Revenue exclude sales related to the Obagi China Business as well as related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare’s products in China has remained under the ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with Waldencast. 2 Adjusted EBITDA margin is defined as Adjusted EBITDA divided by US GAAP Net Revenue. 10 Comparable Net Revenue1 Acceleration above Q1 2024 growth Adjusted EBITDA Margin2 Mid-Teens

Strictly confidential. Property of Waldencast. FY 2023 & Q1 2024 Liquidity & Outstanding Shares 11 Liquidity Outstanding Shares As of December 31, 2023 $141.8M Net Debt1 $21.1M Cash & Cash Equivalents As of March 31, 2024 $150.5M Net Debt2 $26.8M Cash & Cash Equivalents As of April 15, 2024 122,189,142 Ordinary Shares Outstanding 109,703,729 Class A Ordinary Shares Outstanding 12,485,413 Class B Ordinary Shares Outstanding3 As of December 31, 2023 122,076,410 Ordinary Shares Outstanding 101,228,857 Class A Ordinary Shares Outstanding 20,847,553 Class B Ordinary Shares Outstanding3 ¹ Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of December 31, 2023. 2 Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of March 31, 2024. 3 Waldencast plc Class B ordinary shares owned by former members of Milk.

12

2. Adjusted Gross Margin is defined as Adjusted Gross Profit divided by US GAAP Net Revenue. 4. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by US GAAP Net Revenue. 13 3. Net Loss of $5.7M adjusted for non-recurring add-backs, please refer to the Appendix page 50. 1. Gross Profit of $65.0M adjusted for reconciling items, please refer to the Appendix page 51.

142. Adjusted Gross Margin is defined as Adjusted Gross Profit divided by US GAAP Net Revenue. 4. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by US GAAP Net Revenue. 3. Net Income of $5.3M adjusted for non-recurring add-backs, please refer to the Appendix page 55. 1. Gross Profit of $24.6M, please refer to the Appendix page 59.

S P R IN G 2 0 2 4 C O N F ID E N T IA L . F O R I N T E R N A L U S E O N L Y . — 15 25 BEAUTY BRAND OF THE NEXT GEN 15

— 16 25 ROOTED IN COMMUNITY. INSPIRED BY NYC. POWERED BY HIGH PERFORMANCE CLEAN PRODUCTS. 16

Brand Product Community 17

— 18 25 OUR BRAND SIGNATURE IS AN INVITATION FOR SELF-EXPRESSION AND LIVING YOUR TRUTH. 18

OUR MODEL: BEGINS AND ENDS WITH COMMUNITY.

WE SPARK. WE PARTNER. WE AMPLIFY. THEY DO THE REST.



@COCONUTCATHY
15.4M VIEWS



@MIKAYLANOGUEIRA
7.2M VIEWS



@CHRISTXIEE
10.2M VIEWS



@SEANANTHONYV
4.2M VIEWS

19

— 20 25 20 OUR DIVERSITY IS A CRITICAL PART OF OUR SUCCESS AND BEING TRUE TO THE COMPANY VALUES. BLACK OR AFRICAN AMERICAN 37% 26% 17% 16% 4% WHITE TWO OR MORE RACES ASIAN HISPANIC LATINO Q1 2024 APPLICATIONS FOR 41 POSTINGS YTD

— 21 25 BREAKTHROUGH PRODUCTS THAT DELIVERS AND IS GOOD FOR YOU. ALWAYS CLEAN, VEGAN AND CRUELTY-FREE. 21

— 22 25 OUR 3 PRODUCT PRIORITIES 22

— 23 25 OUR 3 PRODUCT PRIORITIES 23

— 24 25 OUR 3 PRODUCT PRIORITIES 24

• A glow up for brighter + firmer skin • Formula: The Cloud-like texture breathable smooth base that brightens, hydrates and evens skin tone. STRONG START TO THE YEAR DRIVEN BY INNOVATION AND NEW RETAILER LAUNCHES (LYKO AND BOOTS) Impressions EMV New Followers Video Views EMV Brand Source: CreatorIQ, Q1 2024. 25

DRIVING AWARENESS AND CREDIBILITY 26

27 MAKEUP BRAND INSTORE MAKEUP BRAND OMNI NORWAY MAKEUP BRAND OMNI FINLAND Source: LYKO, Q1 2024 Sell Thru

28 STRONG RANKING IN SEPHORA UK AND SPACE NK. BOOTS STARTING WELL. Source: Sephora UK, Q1 2024 Sell Thru; Space NK, Q1 2024 Sell Thru

29 Source: Blush Bar, April 2024 Sell Thru OVERALL BRAND OVERALL BRAND OVERALL BRAND MAKEUP BRAND COLOMBIA MAKEUP BRAND CHILE MAKEUP BRAND MEXICO

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Brands Teams Communities 47

Strictly confidential. Property of Waldencast. Appendix 48

2023 Financial Overview ¹ Comparable Net Sales exclude sales related to the Obagi China Business as well as related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare’s products in China has remained under the ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with Waldencast. 49

2023 Adjusted EBITDA 50 1 Includes mainly legal, advisory and consultant fees related to the Business Combination and the financial restatement of the 2020-2022 periods. 2 Relates to the amortization of the inventory fair value step-up as a result of the Business Combination 3 Relates to change in fair value of warrant liabilities and not definitively related to operations 4 Relates to interest collar and not definitively related to operations 5 Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination. 6 Relates to the costs to recover and the value of the inventory recovered from the acquisition of the Vietnam distributor which is not part of recurring operations. 7 Relates to the advanced purchase of specific products for the market in Vietnam sold through the Vietnam distributor that became obsolete when the contract was terminated. 8 In December 2023 Obagi terminated a contract with one of its distributors early and incurred an early termination fee. 9 Other non-recurring costs are primarily related to legal settlements. 10 Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by US GAAP Net Revenue. ⁴ ⁵ ⁶ ⁷ ⁸

2023 Adjusted Gross Profit 51 1 Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.. 2 Relates to the amortization of the inventory fair value step-up as a result of the Business Combination. 3 The Supply Agreement and Formulations intangible assets are amortized to COGS. 4 Adjusted Gross Margin is defined as Adjusted Gross Profit divided by US GAAP Net Revenue.

Q1 2024 Highlights ¹ Comparable Net Sales exclude sales related to the Obagi China Business as well as related party sales under the transition agreement entered into between Waldencast and Obagi China in connection with the Business Combination. The distribution of Obagi Skincare’s products in China has remained under the ownership of Cedarwalk Skincare Limited, Obagi Skincare’s former owners, who have entered into a licensing and distribution agreement with Waldencast. 2 Adjusted Gross Margin is defined as Adjusted Gross Profit divided by US GAAP Net Revenue. 3 Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by US GAAP Net Revenue. 52

Q1 2024 Net Debt Position ¹ Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of March 31, 2024. 53

Group Q1 2024 Adjusted EBITDA 1 Includes mainly legal, advisory and consultant fees related to the financial restatement for FY 2022 and the SEC investigation. 2 Relates to change in fair value of warrant liabilities and the interest rate collar. 3 Relates to the fair value of the related party liability for the unfavorable discount to the Obagi China Business as part of the Business Combination. 4 Other non-recurring costs include the amortization of the fair value step-up as a result of the business combination, legal settlements, foreign currency transaction losses, the cost and gain of the recovery of inventory from the Vietnam distributor, product discontinuation costs related to advanced purchases for the Vietnam distributor, and a one-time contract termination cost and lease impairment. 5 Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by US GAAP Net Revenue. 54

Milk Q1 2024 Adjusted EBITDA 1 Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by US GAAP Net Revenue. 55

Obagi Q1 2024 Adjusted EBITDA 1 Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by US GAAP Net Revenue. 56

Central Costs Q1 2024 Adjusted EBITDA 57

Group Q1 2024 Adjusted Gross Profit 1 Relates to the fair value of the related party liability for the unfavorable discount to the Obagi China Business as part of the Business Combination. 2 Relates to the amortization of the inventory fair value step-up as a result of the Business Combination. 3 The Supply Agreement and Formulations intangible assets are amortized to COGS. 4 Adjusted Gross Margin is defined as Adjusted Gross Profit divided by US GAAP Net Revenue. 58

Milk Q1 2024 Adjusted Gross Profit 59 1 Adjusted Gross Margin is defined as Adjusted Gross Profit divided by US GAAP Net Revenue.

Obagi Q1 2024 Adjusted Gross Profit 1 Adjusted Gross Margin is defined as Adjusted Gross Profit divided by US GAAP Net Revenue. 60